UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                3,733,600
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,733,600
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,733,600
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.8%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, Amendment No. 5 to the Schedule 13D filed on May 16, 2006, Amendment No. 6 to the Schedule 13D filed on June 2, 2006, Amendment No. 7 to the Schedule 13D filed on June 7, 2006 and Amendment No. 8 to the Schedule 13D filed on June 12, 2006, is hereby further amended as set forth below by this Amendment No. 9 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and restated as follows:

       As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 3,733,600 Shares. The aggregate purchase price of the Shares owned beneficially by the Reporting Person is approximately $210,847,516. Such Shares were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by the addition of the following:

       On June 22, 2006, the Reporting Person sent a letter to the Issuer following up on its previously stated offer to purchase the Issuer for $62 per share in cash and additionally offering to enter into a standstill and confidentiality agreement with the Issuer in exchange for being allowed to begin immediate due diligence, which the Reporting Person noted may cause it to increase its offer price. The Reporting Person noted in the letter that over ten days have passed since its offer was made and additionally informed the Issuer of the Reporting Person's belief that it would evidence bad faith and a disregard for its duties were the Issuer's Board of Directors to use this period to pursue the type of acquisitions which the Reporting Person has previously stated will generate less value for shareholders than other alternatives. A copy of the press release with this letter is attached hereto as Exhibit K and is incorporated herein by reference. A copy of the proposed draft standstill and confidentiality agreement is attached hereto as Exhibit L and is incorporated herein by reference.

       Additionally, on June 22, 2006, on behalf of the Reporting Person, the Reporting Person's counsel sent a letter to the Issuer's counsel noting that most of the books and records requested under Delaware law by the Reporting Person (the "Demand"), particularly those relating to what the Reporting Person believes is the failure of the Issuer's Board of Directors to pursue maximum value for shareholders, have not yet been provided to the Reporting Person, and reiterating the Reporting Person's demand such books and records. The Reporting Person also requested that if the Issuer's counsel believes that any of the list of objections it has cited to the Reporting Person's books and records request apply specifically to a particular request, the Issuer's counsel so specify so that such claims can be evaluated. The Reporting Person's counsel also noted the Reporting Person's belief that the following questions were raised by the Issuer's counsel's initial response to the books and records request: (1) Why did the Issuer state in its 10-K for fiscal 2005 that it maintains an office in Alabama when, as it has now informed the Reporting Person, this office is paid for by the Reporting Person's Chairman and CEO personally? (2) Because the Issuer's counsel stated in its response to the Demand that Mr. Hargett pays personally for all non-business related travel, yet did not state whether travel to the Alabama "office" is considered non-business travel, the Reporting Person would like clarification as to how this travel is classified. (3) The Issuer's counsel stated in its response to


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 5 PAGES
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the Demand that the payments made pursuant to the overriding royalty interests given to certain employees of the Issuer have been fully disclosed, yet no recent disclosure regarding the amount of such payments made to former employees, including former CEO James Floyd, appears to have been made, and therefore the Reporting Person has requested that such information be made available. A copy of the letter to the Issuer's counsel is attached hereto as Exhibit M and is incorporated herein by reference.

Item 5.       Interest in Securities of the Company.

       Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

       (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 29,092,280 Shares outstanding, which is the total number of Shares outstanding as of May 9, 2006 as reported in the Issuer's quarterly report for the quarter ended March 31, 2006.

       As of the close of business on June 21, 2006, the Reporting Person may be deemed to beneficially own 3,733,600 Shares constituting approximately 12.8% of the Shares outstanding.

       (b) The Reporting Person has sole voting and dispositive powers over the 3,733,600 Shares reported herein, which powers are exercised by the Principals.

       (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in the Shares were effected in open market purchases on the NYSE through various brokerage entities.

     Date of                        Shares Purchased           Price Per
   Transaction                           (Sold)                Share ($)
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    6/15/2006                            75,000                  $57.23
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    6/16/2006                            75,000                  $56.83
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Item 7.           MATERIAL TO BE FILED AS EXHIBITS

       Item 7 of the Schedule 13D is hereby amended by the addition of the following:

11. Exhibit K - Press release with letter to the Issuer, dated June 22, 2006.

12. Exhibit L - Draft standstill and confidentiality agreement.

13. Exhibit M - Letter to the Issuer's counsel, dated June 22, 2006.


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 22, 2006


                            JANA PARTNERS LLC


                            BY: /s/ Barry Rosenstein
                                -------------------------------------
                                Name:  Barry Rosenstein
                                Title: Managing Partner


                           BY:  /s/ Gary Claar
                                -------------------------------------
                                Name:  Gary Claar
                                Title: Managing Director